Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. June 23, 2026 Please vote, sign, date and mail your proxy card in the env
elope provided so that your vote is received on or before June 12, 2026, at 10:00 AM (New York City time). —————————    Please detach along perforated line and mail in the envelope provided. ———————— 062326 RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 23, 2026. x PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 1. As a special resolution: 2. As an ordinary resolution: THAT the Company’s Seventh Amended and Restated THAT Mr. Chi Liu be re-elected as a director of the Company and each Memorandum of Association and Articles of Association be director of the Company be and is hereby authorized to take any and every amended and restated by their deletion in their entirety and by action that might be necessary to effect the foregoing resolution as such the substitution in their place of the Eighth Amended and director, in his or her absolute discretion, thinks fit. Restated Memorandum of Association and Articles of 3. As an ordinary resolution: Association in the form as attached as Exhibit B of the Notice of the Annual General Meeting. THAT Mr. Haishan Liang be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit. 4. As an ordinary resolution: THAT Ms. Cuimei Zhang be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit. 5. As an ordinary resolution: THAT Mr. Shenglei Zhou be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit. 6. As an ordinary resolution: THAT Mr. Xing Fang be re-elected as a director of the Company and each     director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder    Date:    Signature of Shareholder     Date:     Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.